As filed with the Securities and Exchange Commission on November 9, 2016

Registration No. 333-214365

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No.2

to

FORM F-10

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

TRANSCANADA CORPORATION

(Exact name of Registrant as specified in its charter)

Canada	4922; 4923; 4924; 5172	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification Number)
incorporation or organization)	Classification Code Number)

TransCanada Tower, 450 First Street S.W., Calgary, Alberta, Canada, T2P 5H1, (403) 920-2000

(Address and telephone number of Registrant’s principal executive offices)

TransCanada PipeLine USA Ltd., 700 Louisiana St., Suite 700, Houston, Texas 77002-2700, (832) 320-5201

(Name, address, and telephone number of agent for service in the United States)

Copies to:

Donald R. Marchand	Michael L. Hermsen, Esq.	Ross A. Bentley
TransCanada Corporation	Mayer Brown LLP	Blake, Cassels & Graydon LLP
TransCanada Tower	71 S. Wacker Drive	855 - 2nd Street S.W.
450 First Street S.W.	Chicago, Illinois	Suite 3500, Bankers Hall East Tower
Calgary, Alberta, Canada	U.S.A., 60606	Calgary, Alberta, Canada
T2P 5H1	(312) 782-0600	AB T2P 4J8
(403) 920-2000		(403) 260-9600

Christopher J. Cummings, Esq.	Kevin E. Johnson, Q.C.
Paul, Weiss, Rifkind, Wharton & Garrison LLP	Norton Rose Fulbright Canada LLP
Toronto-Dominion Center	400 3rd Avenue SW, Suite 3700, Calgary,
77 King Street West, Suite 3100	Alberta Canada
Toronto, Ontario Canada	T2P 4H2
M5K 1J3	(403) 267-8222
(416) 504-0520

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement is declared effective.

Province of Alberta, Canada

(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A.             ☒ upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.     ☐ at some future date (check appropriate box below):

1. ☐       pursuant to Rule 467(b) on                         at                        (designate a time not sooner than seven calendar days after filing).

2. ☐       pursuant to Rule 467(b) on                          at                           (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on.                              .

3. ☐       pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4. ☐       after the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)(2)(3)	Proposed maximum offering price per Security	Proposed maximum aggregate offering price(2)	Amount of registration fee
Common Shares (4)
Total	U.S.$2,632,172,208	100%	U.S.$2,632,172,208	U.S.$305,068.76 (5)

(1)          In U.S. dollars or the equivalent thereof in foreign denominated currencies or currency units.

(2)          Estimated solely for purposes of calculating the registration fee.

(3)          Based upon a proposed maximum offering price of Cdn$3,523,162,500 at an exchange rate of Cdn$1.3385 per U.S.$1.00, the noon buying rate in New York City on October 27, 2016 for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

(4)          Includes associated common share purchase rights.  The value, if any, attributable to the rights is reflected in the market price of the common shares.

(5)          Previously paid.

PART I

INFORMATION REQUIRED TO BE

DELIVERED TO OFFEREES OR PURCHASERS

I-1

TRANSCANADA CORPORATION

$3,202,875,000

54,750,000 Common Shares

TransCanada Corporation (“TCC” or the “Corporation”) is hereby qualifying the distribution (the “Offering”) of 54,750,000 common shares of the Corporation (“Common Shares”).

We are permitted, as a Canadian issuer, under the multi-jurisdictional disclosure system adopted by the United States (“U.S.”), to prepare this short form prospectus (this “prospectus”) in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the U.S. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles, which is referred to as “U.S. GAAP”.

You should be aware that the acquisition of the Common Shares described herein may have tax consequences both in Canada and in the U.S. This prospectus may not describe these tax consequences fully. You should read the tax discussion under “Certain Income Tax Considerations” in this prospectus.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, that some or all of our officers and directors may be residents of Canada, that some or all of the experts named in the registration statement may be residents of Canada and that a substantial portion of our assets and all or a substantial portion of the assets of said persons are located outside the of U.S.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Price: $58.50 per Common Share

	Price to the Public	Underwriters’ Fee(2)	Net Proceeds to the Corporation(1)(2)
Per Common Share	$58.50	$1.90125	$56.59875
Total	$3,202,875,000	$104,093,437.50	$3,098,781,562.50

(1)                                 Before deducting the estimated expenses of the Offering of approximately $1,500,000.

(2)                                 The Corporation has granted to the Underwriters an option (the “Over-Allotment Option”), exercisable at any time up to 30 days following the Offering Closing Date (as defined below), to purchase up to an additional 5,475,000 Common Shares at the Offering price.  If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters’ fee and the net proceeds to the Corporation, before expenses of the Offering, will be $3,523,162,500 $114,502,781.25 and $3,408,659,718.75, respectively.  See “Plan of Distribution”. The distribution of the Common Shares that may be issued on the exercise of the Over-Allotment Option is also qualified under this prospectus. A purchaser who acquires any of the Common Shares forming part of the Underwriters’ over-allocation position acquires these securities under this prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

Underwriters’ Position	Maximum Size or Number of Common Shares Available	Exercise Period	Exercise Price
Over-Allotment Option	5,475,000	Up to 30 days following the closing time for the Offering	$58.50

The issued and outstanding Common Shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “TRP”. On November 8, 2016, the closing prices of the Common Shares on such exchanges were $58.24 and U.S.$43.76, respectively.

The TSX has conditionally approved the listing of the Common Shares. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX on or before January 31, 2017 . The Corporation has also applied to the NYSE to list the Common Shares and the listing of the Common Shares on the NYSE will be subject to the Corporation fulfilling all the listing requirements of the NYSE.

It is currently anticipated that the closing date of the Offering (the “Offering Closing Date”) will be on or about November 16, 2016, or such later date as the Corporation and the Underwriters may agree but in any event not later than November 30, 2016. See “Details of the Offering”.

TD Securities Inc. (“TD”), BMO Nesbitt Burns Inc. (“BMO”), RBC Dominion Securities Inc. (“RBC”), CIBC World Markets Inc., Scotia Capital Inc., Credit Suisse Securities (Canada), Inc., National Bank Financial Inc., Citigroup Global Markets Canada Inc., Deutsche Bank Securities Inc., HSBC Securities (Canada) Inc., J.P. Morgan Securities Canada Inc., Wells Fargo Securities Canada, Ltd., Barclays Capital Canada Inc., Merrill Lynch Canada Inc., Mizuho Securities USA Inc., GMP Securities L.P. and Peters & Co. Limited (collectively, the “Underwriters”), as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, and subject to the approval of certain legal matters relating to Canadian law on behalf of the Corporation by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Norton Rose Fulbright Canada LLP and certain legal matters relating to United States law on behalf of the Corporation by Mayer Brown LLP and on behalf of the Underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. Book entry only certificates representing the Common Shares will be issued in registered form to CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and will be deposited with CDS on the Offering Closing Date. A purchaser of Common Shares will receive only a customer confirmation from a registered dealer which is a CDS participant and from or through which the Common Shares are purchased. See “Depository Services”.

Neither Deutsche Bank Securities Inc. nor Mizuho Securities USA Inc. (collectively, the “US Underwriters”) are registered as a dealer in any Canadian jurisdiction and, accordingly, the US Underwriters will only sell Common Shares into the United States or in other jurisdictions outside of Canada and are not permitted and will not, directly or indirectly, solicit offers to purchase or sell any of the Common Shares in Canada.

Subject to applicable laws, the Underwriters may, in connection with the Offering, over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. The Underwriters propose to offer the Common Shares initially at the Offering price specified above. After a reasonable effort has been made to sell all of the Common Shares at the price specified, the Underwriters may reduce the selling price to investors from time to time in order to sell any of the Common Shares remaining unsold. Any such reduction will not affect the proceeds received by the Corporation. See “Plan of Distribution”.

Investing in the Common Shares involves certain risks. See “Risk Factors”.

Each of the Underwriters other than GMP Securities L.P. and Peters & Co. Limited (collectively the “Specified Underwriters”) is a subsidiary or an affiliate of a lender to the Corporation or its subsidiaries and to which the Corporation or its subsidiaries is indebted. Consequently, the Corporation may be considered a connected issuer of the Underwriters for the purposes of securities regulations in certain provinces and territories of Canada. The proceeds from the Offering will be used to reduce the Corporation’s indebtedness to such lenders under the Acquisition Credit Facilities (as defined herein). See “Relationship Between the Corporation and the Underwriters”, “Use of Proceeds” and “Plan of Distribution — Conflicts of Interest”.

TCC’s head office and registered office is located at 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1.

John E. Lowe, Paula R. Reynolds, John Richels and Mary Pat Salomone are directors of the Corporation who reside outside of Canada and each of these directors has appointed the Corporation as agent for service of process at 450 - 1st Street, S.W., Calgary, AB T2P 5H1. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

The date of this prospectus is November 9, 2016.

i

EXCHANGE RATE DATA

We publish our consolidated financial statements in Canadian dollars. The consolidated financial statements of Columbia Pipeline Group, Inc. (“Columbia”) included in Schedule B to the Business Acquisition Report (as defined herein) incorporated by reference in this prospectus are presented in U.S. dollars. In this prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to “dollars” or “$” are to lawful currency of Canada, and references to “U.S. dollars” and “U.S.$” are to lawful currency of the U.S.

The following table sets forth certain exchange rates based on the noon rate as reported by the Bank of Canada. Such rates are set forth as U.S. dollars per Cdn.$1.00 and are the inverse of noon rates quoted by the Bank of Canada for Canadian dollars per U.S.$1.00. On November 8, 2016, the inverse of the noon rate reported by the Bank of Canada was U.S.$0.7498 per Cdn.$1.00.

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
High	0.7972	0.8527	0.8527	0.9422	1.0164
Low	0.6854	0.7455	0.7148	0.8589	0.9348
Average(1)	0.7565	0.7936	0.7820	0.9054	0.9710
Period end	0.7624	0.7466	0.7225	0.8620	0.9402

(1)                                 The average of the exchange rates on the last day of each month during the applicable period.

FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference in this prospectus include “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of securities laws, including the “safe harbour” provisions of the Securities Act (Ontario), the Securities Act (Alberta), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”). The words “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “outlook”, “forecast”, “intend”, “target”, “plan” or similar words are used to identify such forward-looking information. Forward-looking information in this prospectus and in the documents incorporated by reference herein is intended to provide you with information regarding us, including management’s assessment of our future plans and financial outlook. Forward-looking information in this prospectus includes statements under the headings “Use of Proceeds”, “Plan of Distribution” and “Dividends”. Forward-looking information in this prospectus and the documents incorporated by reference herein may include, but is not limited to, statements regarding:

•                  planned changes in our business including the divestiture of certain assets;

•                  our financial and operational performance, including the performance of our subsidiaries;

•                  expectations or projections about strategies and goals for growth and expansion;

•                  expected cash flows and future financing options available to us;

•                  expected costs for planned projects, including projects under construction and in development;

•                  expected schedules for planned projects (including anticipated construction and completion dates);

•                  expected regulatory processes and outcomes;

•                  expected impact of regulatory outcomes;

•                  expected outcomes with respect to legal proceedings, including arbitration and insurance claims;

•                  expected capital expenditures and contractual obligations;

•                  expected operating and financial results;

•                  the expected impact of future accounting changes, commitments and contingent liabilities;

•                  expected industry, market and economic conditions;

•                  future dividend growth; and

•                  the completion of the transactions contemplated by our agreement with the Underwriters in respect of the Offering.

This forward-looking information reflects our beliefs and assumptions based on information available at the time the information was stated and, as such, is not a guarantee of future performance. By its nature, forward-looking information is subject to various assumptions, risks and uncertainties which could cause our actual results and achievements to differ materially from the anticipated results or expectations expressed or implied in such information.

Key assumptions on which our forward-looking information is based include, but are not limited to, assumptions about:

•                  planned monetization of our U.S. Northeast power assets;

•                  inflation rates, commodity prices and capacity prices;

•                  timing of financings and hedging;

•                  regulatory decisions and outcomes;

•                  termination of the Alberta Power Purchase Arrangements;

•                  foreign exchange rates;

•                  interest rates;

•                  tax rates;

•                  planned and unplanned outages and the use of our pipeline and energy assets;

•                  integrity and reliability of our assets;

•                  access to capital markets;

•                  anticipated construction costs, schedules and completion dates;

•                  acquisitions and divestitures; and

•                  that the conditions to the closing of the Offering will occur in a timely manner, or at all.

The risks and uncertainties that could cause actual results or events to differ materially from current expectations include, but are not limited to:

•                  our ability to realize the anticipated benefits of the acquisition of Columbia (the “Acquisition”);

•                  timing and execution of our planned asset sales;

•                  our ability to successfully implement our strategic initiatives;

•                  whether our strategic initiatives will yield the expected benefits;

•                  the operating performance of our pipeline and energy assets;

•                  amount of capacity sold and rates achieved in our pipeline businesses;

•                  the availability and price of energy commodities;

•                  the amount of capacity payments and revenues we receive from our energy business;

•                  regulatory decisions and outcomes;

•                  outcomes of legal proceedings, including arbitration and insurance claims;

•                  performance and credit risk of our counterparties;

•                  changes in market commodity prices;

•                  changes in the political environment;

•                  changes in environmental and other laws and regulations;

•                  competitive factors in the pipeline and energy sectors;

•                  construction and completion of capital projects;

•                  costs for labour, equipment and materials;

•                  access to capital markets;

•                  interest, tax and foreign exchange rates;

•                  weather;

•                  cyber security;

•                  technological developments; and

•                  economic conditions in North America as well as globally.

Additional information on these and other factors is discussed in this prospectus and the documents incorporated by reference herein including in the 2015 MD&A (as defined herein) under the headings “Natural Gas Pipelines — Business Risks”, “Liquids Pipelines — Business Risks”, “Energy — Business Risks” and “Other Information — Risks and Risk Management” and in Schedule A to the Business Acquisition Report (as defined herein), as may be modified or superseded by other subsequently filed documents that are also incorporated or deemed to be incorporated by reference in this prospectus.

Readers are cautioned against placing undue reliance on forward-looking information, which is given as of the date it is expressed in this prospectus or otherwise, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. We undertake no obligation to publicly update or revise any forward-looking information in this prospectus or otherwise, whether as a result of new information, future events or otherwise, except as required by law.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, under the Securities Act, a registration statement on Form F-10 relating to the Common Shares. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

We file annual and quarterly financial information, material change reports, business acquisition reports and other material with the various securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and with the SEC. Under the multijurisdictional disclosure system adopted by the U.S., documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. Prospective investors may read and download any public document that we have filed with the various securities commissions or similar regulatory authorities in each of the provinces and territories of Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Prospective investors may read and copy any document we have filed with the SEC at the SEC’s public reference room in Washington D.C., and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Additionally, prospective investors may read and download some of the documents we have filed on the SEC’s Electronic Data Gathering and Retrieval (“EDGAR”) system web site at www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada and with the SEC in the U.S.

The following documents which were filed by us with the securities commissions or similar authorities in each of the provinces and territories of Canada and the SEC are incorporated by reference in this prospectus:

(a)         management information circular dated March 2, 2015 for the annual and special meeting of shareholders held on May 1, 2015;

(b)         audited comparative consolidated financial statements as at December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015, the notes thereto, and the auditors’ report thereon;

(c)          management’s discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2015 (the “2015 MD&A”);

(d)         annual information form for the year ended December 31, 2015 dated February 10, 2016 (the “Annual Information Form”);

(e)          the material change report dated March 18, 2016;

(f)           the business acquisition report dated July 22, 2016 relating to the acquisition of Columbia (the “Business Acquisition Report”);

(g)          management information circular dated February 23, 2016 for the 2016 annual and special meeting of shareholders held April 29, 2016;

(h)         unaudited interim comparative consolidated financial statements as at September 30, 2016 and for the three and nine-month periods ended September 30, 2016 and 2015, and the notes thereto;

(i)             management’s discussion and analysis of financial condition and results of operations as at and for the three and nine-month periods ended September 30, 2016 (the “Q3 2016 MD&A”); and

(j)            the template version (as such term is defined in National Instrument 41-101 — General Prospectus Requirements) of the term sheet relating to the Offering dated November 1, 2016 (the “Term Sheet”) and the template version of the investor presentation dated November 1, 2016 (the “Investor Presentation”).

Any documents of the type referred to above, including all annual information forms, all information circulars, all annual and interim financial statements and management’s discussion and analysis relating thereto, all material change reports (excluding confidential material change reports), press releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports subsequently filed by the Corporation with securities regulatory authorities in Canada after the date of this prospectus and prior to the completion or termination of the Offering shall be deemed to be incorporated by reference into this prospectus. These documents will be available through the internet on SEDAR, which can be accessed at www.sedar.com. In addition, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual report on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus and prior to the termination of the offering of Common Shares hereunder, shall be deemed to be incorporated by reference into the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such reports. Our periodic reports on Form 6-K and our annual reports on Form 40-F are available on EDGAR at www.sec.gov.

Any statement contained in this prospectus or in a document incorporated, or deemed to be incorporated, by reference in this prospectus shall be deemed to be modified or superseded, for the purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in this prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded.

MARKETING MATERIALS

The template version of the Term Sheet and the template version of the Investor Presentation do not form part of this prospectus to the extent that the contents thereof have been modified or superseded by a statement contained in the final prospectus.

Any “template version” of “marketing materials” (as those terms are defined in National Instrument 41-101 — General Prospectus Requirements) filed by the Corporation under National Instrument 44-101 — Short Form Prospectus Distributions in connection with the Offering after the date of this prospectus and before termination of the Offering, will be deemed to be incorporated by reference into this prospectus.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and the documents incorporated by reference herein. We have not, and the Underwriters have not, authorized any person to provide you with different information. If any person other than us provides you with different or inconsistent information you should not rely on it. We and the Underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference herein is accurate only as of their respective dates. Our business, properties, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus has been prepared in accordance with U.S. GAAP.

Except on the cover page and under “Description of Share Capital”, “Dividends” and “Prior Sales”, and unless the context otherwise requires, all references in this prospectus to “we”, “us”, “our”, “TCC” or the “Corporation” mean TransCanada Corporation and its subsidiaries, partnership interests and joint venture investments.

THE CORPORATION

TCC was incorporated pursuant to the provisions of the Canada Business Corporations Act on February 25, 2003 in connection with a plan of arrangement which established TCC as the parent company of TransCanada PipeLines Limited (“TCPL”). All of the outstanding common shares of TCPL are owned by TCC.

We operate our business in three segments: Natural Gas Pipelines, Liquids Pipelines and Energy. Natural Gas Pipelines and Liquids Pipelines are principally comprised of our respective natural gas and oil pipelines in Canada, the U.S. and Mexico as well as our regulated natural gas storage operations in the U.S.  Energy includes our power operations and the non-regulated natural gas storage business in Canada.

RISK FACTORS

An investment in the Common Shares offered hereunder involves certain risks.  In addition to the other information contained in this prospectus, and in the documents incorporated by reference herein, prospective purchasers of Common Shares should consider carefully the risk factors set forth below, as well as the risk factors contained in the documents incorporated by reference herein.

Market Price

The market price of the Common Shares may fluctuate due to a variety of factors relative to the Corporation’s business, including announcements of new developments, fluctuations in the Corporation’s operating results, sales of the Common Shares in the marketplace, failure to meet analysts’ expectations, the impact of any public announcements made in regard to this Offering, general market conditions or the worldwide economy.  In recent years, the Common Shares and stock markets in Canada and the United States have experienced significant price fluctuations, which may have been unrelated to the operating performance of the Corporation or the affected companies.  There can be no assurance that the market price of the Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.

Dividends

Dividends to be paid by the Corporation may fluctuate.  The board of directors of the Corporation reviews the financial performance of the Corporation quarterly and makes a determination of the appropriate level of dividends to be declared in the following quarter.  Currently, the Corporation’s payment of dividends on its Common Shares is funded primarily from dividends the Corporation receives as the sole common shareholder of TCPL.  Provisions of various trust indentures and credit arrangements to which TCPL is a party restrict TCPL’s ability to declare and pay dividends to the Corporation under certain circumstances and, if such restrictions apply, they may, in turn, have an impact on the Corporation’s ability to declare and pay dividends on its Common Shares.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering will be approximately $3,098,781,562.50 after deducting the Underwriters’ fee of approximately $104,093,437.50 and before deducting expenses of the Offering which are estimated to be approximately $1,500,000. If the Underwriters exercise the Over-Allotment Option in full, the net proceeds of the Offering will be approximately $3,408,659,718.75 after deducting the Underwriters’ fee of approximately $114,502,781.25 and before deducting the expenses of the Offering.

For purposes of financing the Acquisition, TCPL and TransCanada PipeLine USA Ltd. entered into a credit agreement with a syndicate of lenders providing for senior unsecured asset sale bridge term loan credit facilities in an aggregate principal amount of U.S.$6.9 billion (the “Acquisition Credit Facilities”).The net proceeds from the Offering will be used to repay a portion of the indebtedness under the Acquisition Credit Facilities incurred to finance the Acquisition. For a description of the Acquisition, see the Business Acquisition Report.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since September 30, 2016. After giving effect to the Offering, the equity of the Corporation will increase by the amount of the gross proceeds of the Offering and the issued and outstanding Common Shares will increase by 54,750,000 shares. In the event of the exercise in full of the Over-Allotment Option, the equity of the Corporation will increase by an additional $320,287,500 and the number of issued and outstanding Common Shares will increase by an additional 5,475,000 Common Shares.

DESCRIPTION OF SHARE CAPITAL

We are authorized to issue an unlimited number of Common Shares, of which approximately 803,428,550 were issued and outstanding as of November 1, 2016; an unlimited number of First Preferred Shares, issuable in series, of which 9,498,423 Series 1 Shares, 12,501,577 Series 2 Shares, 8,533,405 Series 3 Shares, 5,466,595 Series 4 Shares, 12,714,261 Series 5 Shares, 1,285,739 Series 6 Shares, 24 million Series 7 Shares, 18 million Series 9 Shares, 10 million Series 11 Shares and 20 million Series 13 Shares were outstanding as of November 1, 2016; and an unlimited number of Second Preferred Shares, issuable in series, of which none were outstanding as of November 1, 2016.

The following description of each of the Common Shares, First Preferred Shares and Second Preferred Shares is a summary of certain of their material attributes and characteristics which does not purport to be complete.

Common Shares

The Common Shares entitle the holders thereof to one vote per share at all meetings of shareholders, except meetings at which only holders of another specified class of shares are entitled to vote, and, subject to the rights, privileges, restrictions and conditions attaching to the Preferred Shares, whether as a class or a series, and to any other class or series of shares of the Corporation which rank prior to the Common Shares, entitle the holders thereof to receive: (i) dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of the dividends in such amount and payable at such times and at such place or places as the board of directors of the Corporation may from time to time determine; and (ii) the remaining property of the Corporation upon a dissolution.

The Corporation has a shareholders’ rights plan (the “Rights Plan”) that is designed to encourage the fair treatment of shareholders in connection with any takeover bid for the Corporation. Rights issued under the Rights Plan become exercisable when a person (subject to certain exceptions), and any related parties, acquires or announces the intention to acquire 20% or more of the Corporation’s outstanding Common Shares without complying with certain provisions set out in the Rights Plan or without approval of the board of directors of the Corporation. Should such an acquisition occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase Common Shares essentially at a 50% discount to the market price at that time. For further particulars, reference should be made to the Rights Plan, a copy of which may be obtained on request without charge from the Corporate Secretary of TCC, 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1 (telephone (403) 920-2000).

First Preferred Shares

Subject to certain limitations, the board of directors of the Corporation may, at any time, and from time to time, issue First Preferred Shares in one or more series and determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions. The First Preferred Shares, as a class, have, among others, provisions to the effect set forth below.

The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series, and shall be entitled to preference over the Common Shares, the Second Preferred Shares and any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends, the repayment of capital and the distribution of the assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and may also be given such other preferences not inconsistent with the provisions of the articles of the Corporation.

Except as provided by the CBCA or as referred to below, the holders of the First Preferred Shares will not have any voting rights nor will they be entitled to receive notice of or to attend shareholders’ meetings. The holders of any particular series of First Preferred Shares will, if the directors of the Corporation so determine prior to the issuance of such series, be entitled to such voting rights as may be determined by the directors if the Corporation fails to pay dividends on that series of First Preferred Shares for any period as may be so determined by the directors.

Subject to the provisions of the CBCA and any provisions relating to any particular series, the Corporation, upon giving proper notice, may redeem out of capital or otherwise at any time, or from time to time, the whole or any part of the then outstanding First Preferred Shares of any one or more series on payment for each such First Preferred Share of such price or prices as may be applicable to such series. Subject to the foregoing, in case a part only of the then outstanding First Preferred Shares of any particular series is at any time redeemed, the shares to be redeemed will be selected by lot in such manner as the directors or the transfer agent for the First Preferred Shares, if any, decide, or if the directors so determine, may be redeemed pro rata disregarding fractions.

The provisions attaching to the First Preferred Shares as a class may be modified, amended or varied only with the approval of the holders of the First Preferred Shares as a class. Any such approval to be given by the holders of the First Preferred Shares may be given by the affirmative vote of the holders of not less than 66 2/3 per cent of the First Preferred Shares represented and voted at a meeting or adjourned meeting of such holders.

Second Preferred Shares

The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares are substantially identical to those attaching to the First Preferred Shares, except that the Second Preferred Shares are junior to the First Preferred Shares with respect to the payment of dividends, repayment of capital and the distribution of the assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation.

DIVIDENDS

On November 1, 2016 we declared a quarterly dividend to holders of record of our outstanding Common Shares on December 30, 2016 of $0.565 per Common Share for the quarter ending December 31, 2016, which equates to an annual dividend of $2.26 per Common Share. We declared dividends per Common Share of $1.60 in 2010, $1.68 in 2011, $1.76 in 2012, $1.84 in 2013, $1.92 in 2014, and $2.08 in 2015, and have increased the dividend on our Common Shares for 16 consecutive years, starting from a dividend of $0.80 per Common Share in 2000.

In our Q3 2016 MD&A, we provided updates on a series of strategic initiatives which are expected to support an average annual dividend growth rate at the upper end of our previous average annual dividend growth rate expectation of 8 to 10 percent through 2020.

PRIOR SALES

The Corporation has not sold or issued any Common Shares or securities convertible or exchangeable into Common Shares, during the 12-month period prior to the date hereof other than: (i) 96,600,000 subscription receipts on April 1, 2016 (the “Subscription Receipts”) at a price of $45.75 per Subscription Receipt for aggregate gross proceeds of $4,419,450,000; (ii) 96,600,000 Common Shares pursuant to the automatic exchange of the Subscription Receipts for no additional consideration, in accordance with the terms thereof, on July 4, 2016; (iii) an aggregate of 1,979,037 Common Shares at a weighted average exercise price of $37.70 on the exercise of options granted pursuant to the Corporation’s stock option plans, for aggregate consideration of approximately $74,610,520; (iv) an aggregate of 1,950 Common Shares issued under our dividend reinvestment plan on September 30, 2016 at an effective purchase price of $62.51 per Common Share, being a 2% discount to the daily average of the weighted average price of all Common Shares of the Corporation traded on the TSX during each of the five trading days preceding September 30, 2016, in lieu of making cash dividend payments to certain holders of our Series 1, 2, 3 and 4 Preferred Shares; (v) an aggregate of 2,934,134 Common Shares issued under our dividend reinvestment plan on October 31, 2016 at an effective purchase price of $60.15 per Common Share, being a 2% discount to the daily average of the weighted average price of all Common Shares traded on the TSX during each of the five trading days preceding October 31, 2016, in lieu of making cash dividend payments to certain holders of our Common Shares and of our Series 5, 6, 7 and 9 Preferred Shares; and (vi) an aggregate of 6,337 Common Shares issued pursuant to the optional cash payment feature of our dividend reinvestment plan on October 31, 2016, at a non-discounted price of $61.38 per Common Share.

TRADING PRICE AND VOLUME

The Common Shares are listed for trading on the TSX and the NYSE under the symbol “TRP”. The following table sets forth the reported monthly high, low and closing trading prices and monthly trading volumes of the Common Shares for the period from October 1, 2015 to November 1, 2016 on each of the TSX and the NYSE.

	Common Shares — TSX				Common Shares — NYSE
	Share Price Trading Range				Share Price Trading Range
	High	Low	Close	Volume	High	Low	Close	Volume
	($ per share)				(U.S.$ per share)
2015

October	46.43	41.67	44.00	34,162,593	35.57	31.43	33.59	22,296,937
November	45.54	40.68	42.14	32,389,719	34.59	30.48	31.59	21,251,858
December	48.44	40.58	45.19	57,859,047	35.17	29.89	32.59	34,563,574

2016

January	48.80	41.51	48.65	38,245,478	34.85	28.40	34.56	26,228,464
February	51.25	46.63	49.65	32,492,216	37.38	33.20	36.39	23,015,063
March	51.55	46.81	51.06	52,762,815	39.70	35.06	39.31	37,140,267
April	52.45	48.46	52.10	44,246,231	41.81	36.76	41.49	23,621,042
May	54.80	50.82	54.34	26,448,076	42.11	39.13	41.46	21,031,742
June	58.83	54.11	58.46	36,501,698	45.34	41.29	45.22	23,263,529
July	61.44	58.15	60.54	43,506,820	47.49	44.77	46.35	21,717,653
August	62.44	58.76	59.47	30,263,105	48.34	44.78	45.45	17,955,730
September	63.41	58.98	62.31	30,764,942	48.52	45.23	47.56	22,258,389
October	63.00	60.11	60.72	21,743,805	47.92	45.18	45.28	17,275,213
November 1-8	61.06	57.36	58.24	15,551,765	45.63	42.72	43.76	8,198,998

DEPOSITORY SERVICES

The Common Shares will be issued in “book entry only” form and must be purchased or transferred through a participant in the CDS depository service (“CDS Participant”). The Corporation will cause a global certificate or certificates representing any newly issued Common Shares to be delivered to, and registered in the name of, CDS or its nominee. All rights of holders of Common Shares must be exercised through, and all payments or other property to which such holder of Common Shares is entitled, will be made or delivered by, CDS or the CDS Participant through which the holder of Common Shares holds such Common Shares. Each person who acquires Common Shares will receive only a customer confirmation of purchase from the registered dealer from or through which the Common Shares are acquired in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS is responsible for establishing and maintaining book entry accounts for its CDS Participants having interests in the Common Shares.

The ability of a beneficial owner of Common Shares to pledge such Common Shares or otherwise take action with respect to such owner’s interest in such Common Shares (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

The Corporation has the option to terminate registration of Common Shares through the book entry only system, in which event certificates for Common Shares in fully registered form will be issued to the beneficial owners of such shares or their nominees.

Neither the Corporation nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Common Shares held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Common Shares; or (c) any advice or representation made by or with respect to CDS including those contained in this prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its CDS Participants. The rules governing CDS provide that it acts as the agent and depository for the CDS Participants. As a result, CDS Participants must look solely to CDS and persons, other than CDS Participants, having an interest in the Common Shares must look solely to CDS Participants for payments made by or on behalf of the Corporation to CDS in respect of the Common Shares.

If (i) required by applicable law, (ii) the book entry only system ceases to exist, (iii) the Corporation determines that CDS is no longer willing or able to discharge properly its responsibilities as depository with respect to the Common Shares and the Corporation is unable to locate a qualified successor, or (iv) the Corporation, at its option, decides to terminate the book entry only system, then certificates representing the Common Shares will be made available.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the “Underwriting Agreement”) dated November 2, 2016 among the Corporation and the Underwriters, the Corporation has agreed to sell an aggregate of 54,750,000 Common Shares to the Underwriters, and the Underwriters have severally (and not jointly or jointly and severally) agreed to purchase from the Corporation, as principals, such Common Shares at a price of $58.50 per Common Share payable in cash against delivery on the Offering Closing Date. The Underwriting Agreement provides that, in consideration of the services of the Underwriters in connection with the Offering, the Corporation will pay the Underwriters a fee of $1.90125 per Common Share issued and sold by the Corporation as part of the Offering, for an aggregate fee payable by the Corporation of $104,093,437.50. The Underwriters’ fee is payable on the Offering Closing Date.

The Corporation has granted to the Underwriters the Over-Allotment Option exercisable at any time until 30 days following the Offering Closing Date to purchase up to an additional 5,475,000 Common Shares at a price of $58.50 per Common Share. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters’ fee and the net proceeds to the Corporation, before expenses, will be $3,523,162,500, $114,502,781.25 and $3,408,659,718.75, respectively. The distribution of the Common Shares that may be issued on the exercise of the Over-Allotment Option are also qualified under this prospectus. A purchaser who acquires any of the Common Shares forming part of the Underwriters’ over-allocation position acquires these securities under this prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The terms of the Offering were established through negotiations between the Corporation and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several) and may be terminated at their discretion upon the occurrence of certain stated events. Such events include, but are not limited to: (a) there shall occur any change in the business, affairs, operations, assets, liabilities, earnings, capital or ownership or condition of the Corporation on a consolidated basis, in either case resulting in a misrepresentation in this prospectus and the documents incorporated by reference herein, (b) as a result of investigations after the date hereof, the Underwriters (or any one of them) determine that there exists any fact or circumstance which existed prior to the date hereof and had not been disclosed prior to the date hereof, which in their sole opinion, acting reasonably, would be expected to have a material adverse effect on the market price or value of the Common Shares; and (c) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any law or regulation which, in the opinion of the Underwriters (or any one of them) acting reasonably, may materially adversely affect or involve the financial markets in Canada or the U.S. or the business, operations or affairs of the Corporation and its subsidiaries, take as a whole or is expected to prevent, suspend or materially restrict the trading in the Common Shares.

If an Underwriter fails to purchase the Common Shares which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Common Shares, provided that, if the aggregate number of Common Shares not purchased is less than or equal to 10% of the aggregate number of Common Shares agreed to be purchased by the Underwriters, then each of the other Underwriters is obligated to purchase severally the Common Shares not taken up, on a pro rata basis or as they may otherwise agree as between themselves. The Underwriters are, however, obligated to take up and pay for all Common Shares if any Common Shares are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their respective directors, officers, shareholders, agents and employees against certain liabilities and expenses.

The Underwriters propose to offer the Common Shares initially at the public Offering price specified on the cover page of this prospectus. After the Underwriters have made a reasonable effort to sell all of the Common Shares offered by this prospectus at the price specified herein, the offering price may be decreased and may be further changed from time to time to an amount not greater than that specified on the cover page of this prospectus. In the event the Offering price of the Common Shares is reduced, the compensation received by the Underwriters will be decreased by the amount by which the aggregate price paid by the purchasers for the Common Shares is less than the gross proceeds paid by the Underwriters to the Corporation for the Common Shares. Any such reduction will not affect the proceeds received by the Corporation.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice.

The Corporation has agreed that, subject to certain exceptions, it shall not issue or agree to issue any Common Shares or other securities convertible into, or exchangeable for, Common Shares prior to 90 days after the Offering Closing Date without the prior consent of TD, BMO and RBC, which consent shall not be unreasonably withheld. This 90 day period may be extended under certain circumstances.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The policy statements allow certain exceptions to the foregoing prohibitions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The TSX has conditionally approved the listing of the Common Shares. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX on or before January 31, 2017 . The Corporation has also applied to the NYSE to list the Common Shares and the listing of the Common Shares on the NYSE will be subject to the Corporation fulfilling all the listing requirements of the NYSE.

Neither of the US Underwriters are registered as a dealer in any Canadian jurisdiction and, accordingly, the US Underwriters will only sell Common Shares into the United States or in other jurisdictions outside of Canada and are not permitted and will not, directly or indirectly, solicit offers to purchase or sell any of the Common Shares in Canada.

Conflicts of Interest

As described in “Use of Proceeds”, the net proceeds of the Offering will be used, directly or indirectly, to repay a portion of the indebtedness incurred to finance the Acquisition. See “Use of Proceeds”. As a result, one or more of the Specified Underwriters or their affiliates may receive more than 5% of the net Offering proceeds in the form of the repayment of such indebtedness. Accordingly, the Offering is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with the Offering, because the conditions of Rule 5121(a)(1)(B) are satisfied.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the “Prospectus Directive” (each, a “relevant member state”), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the “relevant implementation date”), an offer of the Common Shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the Common Shares that has been approved by the competent authority in that relevant member state and published in accordance with the Prospectus Directive as implemented in the relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer Common Shares may be made to the public in that relevant member state at any time:

•                  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•                  to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant underwriter; or

•                  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Common Shares will result in the requirement of the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each purchaser of Common Shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this notice, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Common Shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto).

The Corporation has not authorized and does not authorize the making of any offer of the Common Shares through any financial intermediary on its behalf, other than offers made by the Underwriters with a view to the final placement of the Common Shares as contemplated in this prospectus.

Accordingly, no purchaser of the Common Shares, other than the Underwriters, is authorized to make any further offer of the Common Shares in any relevant member state on behalf of the Corporation or the Underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus and any other material in relation to the Common Shares described herein are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (and amendments thereto) and Section 86(7) of the Financial Services and Markets Act 2000 (United Kingdom), as amended (the “FSMA”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) high net worth entities, unincorporated associations, or other persons to whom it may be lawfully communicated, falling within Article 49(2)(a) to (d) of the Order or (iii) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of Common Shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). The Common Shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such Common Shares will be engaged in only with, relevant persons.

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

No invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the Common Shares may be communicated or caused to be communicated except in circumstances in which Section 21(1) of the FSMA does not apply to us or the Underwriters. In addition, all applicable provisions of the FSMA must be complied with in relation to anything done to the Common Shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Japan

The Common Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and none of the Underwriters will offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

RELATIONSHIP BETWEEN THE CORPORATION AND THE UNDERWRITERS

The Underwriters and their respective affiliates have, from time to time, performed, and in the future may perform, commercial and investment banking and advisory services for us for which they have received or will receive customary fees and expenses. The Underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

Each of the Specified Underwriters is, directly or indirectly, a subsidiary of certain lenders (the “Lenders”) which have extended credit facilities (collectively, the “Facilities”) to the Corporation or its affiliates. Accordingly, the Corporation may be considered to be a “connected issuer” of such Underwriters under applicable securities legislation. The Facilities consist of the following committed unsecured syndicated facilities: our TCPL and TransCanada PipeLine USA Ltd. (“TC USA Ltd.”) Acquisition Credit Facilities; our TCPL $3.0 billion amended and restated credit agreement; our TCPL U.S.$1.0 billion credit agreement; a TC USA Ltd. U.S.$1.5 billion credit agreement; a TransCanada American Investments Ltd. and TransCanada Power Marketing Ltd. U.S.$1.5 billion credit agreement; a TQM Pipeline and Company, Limited Partnership $135 million revolving and term loan agreement; a TC PipeLines, LP (“TCPLP”) U.S.$500 million first amendment to a second amended and restated revolving credit and term loan agreement; a TCPLP U.S.$500 million term loan agreement, a TCPLP U.S.$170 million term loan agreement, a Tuscarora Gas Transmission Company U.S.$9.5 million term loan agreement and a Northern Border Pipeline Company U.S.$200 million revolving amended and restated credit agreement; each as amended; and also consist of certain other demand bank facilities with aggregate commitments of approximately $1.9 billion. As of November 8, 2016, we had approximately $12.6 billion outstanding under the Facilities.

As of the date hereof, the Corporation and its affiliates are in compliance with all material terms of the agreements governing the Facilities and none of the Lenders has waived any breach by the Corporation or its affiliates of those agreements since the Facilities were established. The financial position of the Corporation has not changed substantially and adversely since the indebtedness under the Facilities was incurred. None of the Lenders have been or will be involved in the decision to offer the Common Shares and none have been or will be involved in the determination of the terms of any distribution of Common Shares. Proceeds from the sale of Common Shares will be used to reduce indebtedness which the Corporation or its subsidiaries have with one or more Lenders which are related to an Underwriter. See “Use of Proceeds”.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation incorporated under and governed by the Canada Business Corporations Act. Some of our directors and officers, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside the U.S., and all or a substantial portion of their assets, and a substantial portion of the Corporation’s assets which are held through subsidiaries, are located outside the U.S. We have appointed an agent for service of process in the U.S., but it may be difficult for holders of Common Shares who reside in the U.S. to effect service within the U.S. upon those directors, officers and experts who are not residents of the U.S. It may also be difficult for holders of Common Shares who reside in the U.S. to realize in the U.S. upon judgments of courts of the U.S. predicated upon the Corporation’s civil liability and the civil liability of the directors and officers of the Corporation and experts under U.S. federal securities laws.

We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

We have filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed TransCanada Pipeline USA Ltd. as our agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of Common Shares under this prospectus.

CERTAIN INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Norton Rose Fulbright Canada LLP, counsel to the Underwriters, the following is, as of the date of this prospectus, a fair summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the “Tax Act”) to a purchaser who acquires as beneficial owner Common Shares pursuant to this Offering and who, for purposes of the Tax Act, deals at arm’s length and is not affiliated with the Corporation or the Underwriters, and acquires and holds the Common Shares as capital property (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder provided that the Holder does not use or hold the Common Shares in the course of carrying on a business of buying and selling securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act; (iv) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; or (v) that has entered or will enter into, with respect to the Common Shares, a “derivative forward agreement”, as defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Common Shares.

This summary is based on the provisions of the Tax Act and the regulations thereto (the “Regulations”) in force as of the date hereof, and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA and publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Common Shares will vary according to the Holder’s particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

Residents of Canada

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is or is deemed to be resident in Canada (a “Resident Holder”). A Resident Holder to whom the Common Shares might not constitute capital property may make, in certain circumstances, the irrevocable election permitted by subsection 39(4) of the Tax Act to have the Common Shares, and all other Canadian securities held by such person, treated as capital property.  Resident Holders considering making such election should first consult their own tax advisors.

Taxation of Dividends

Dividends received or deemed to be received on a Common Share will be included in computing a Resident Holder’s income for purposes of the Tax Act. Dividends received by a Resident Holder who is an individual will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations. To the extent that the Corporation designates the dividends as “eligible dividends” within the meaning of the Tax Act in the prescribed manner, such dividends will be eligible for the enhanced gross-up and dividend tax credit. The Corporation has, by notice on its website, indicated

that all dividends paid by it after December 31, 2005 will be designated as eligible dividends unless otherwise notified. Dividends received by individuals (other than certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

Dividends received or deemed to be received by a Resident Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing its taxable income.  In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as a gain from the disposition of capital property or proceeds of disposition. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances. A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income. A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act), including any dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income.

Disposition of Common Shares

Upon a disposition or a deemed disposition of a Common Share (other than in a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share to the Resident Holder. The cost to the Resident Holder of a Common Share acquired pursuant to this Offering will, at any particular time, be determined by averaging the cost of such share with the adjusted cost base of all Common Shares of the Corporation owned by the Resident Holder as capital property at that time, if any.

One half of any such capital gain (a “taxable capital gain”) realized by a Resident Holder will be required to be included in computing the Resident Holder’s income, and one half of any such capital loss (an “allowable capital loss”) realized by a Resident Holder must generally be deducted against taxable capital gains realized by the Resident Holder in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted by the Resident Holder against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act in this regard. Capital gains realized by an individual (other than certain trusts) may be subject to alternative minimum tax.

If the Resident Holder is a corporation, the amount of any capital loss realized on the disposition or deemed disposition of a Common Share by the Resident Holder may be reduced by the amount of dividends received or deemed to have been received by the Resident Holder on such Common Shares to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or beneficiary of a trust that owns Common Shares, or where a partnership or trust is itself a member of a partnership or a beneficiary of a trust that owns Common Shares.

If the Resident Holder is a “Canadian-controlled private corporation” (as defined in the Tax Act), the Resident Holder may also be liable to pay a refundable tax on its “aggregate investment income”, which is defined to include an amount in respect of taxable capital gains.

Non-Resident Holders

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is not resident or deemed to be resident in Canada and who does not use or hold (and is not deemed to use or hold) the Common Shares in connection with a business carried on in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada.

This part of the summary is not applicable to a Non-Resident Holder whose Common Shares are or are deemed to be “taxable Canadian property” for purposes of the Tax Act. Provided that the Common Shares are listed on a designated stock exchange (which includes the TSX and the NYSE) at a particular time, the Common Shares generally will not constitute taxable Canadian property to a Holder at that time unless, at any time during the five year period immediately preceding that time: (i) 25% or more of the issued shares of any class or series of the Corporation’s capital stock were owned by any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the value of the Common Shares was derived, directly or indirectly, from one or any combination of (a) real or immoveable property situated in Canada, (b) Canadian resource properties, (c) timber resource properties, and (d) options in respect of any such property, all for purposes of the Tax Act. A Non-Resident Holder’s Common Shares can also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.

Taxation of Dividends

Dividends paid or credited or deemed to be paid or credited by the Corporation to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of  such withholding under an income tax treaty between Canada and the country where the Holder is resident. For example, under the Canada-United States Income Tax Convention (1980) (the “Treaty”), the withholding tax rate in respect of a dividend paid to a person who is the beneficial owner of the dividend and is resident in the United States for purposes of, and entitled to full benefits under, the Treaty, is generally reduced to 15%.  Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Common Shares

A Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Common Shares.

Certain United States Federal Income Tax Considerations

General

In the opinion of Mayer Brown LLP, counsel to the Corporation with respect to United States federal income tax, the following summary describes the material United States federal income tax consequences relating to an investment in the Common Shares.  This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive rulings and changes.  The Corporation will not seek a ruling from the Internal Revenue Service (the “IRS”) with regard to the United States federal income tax treatment relating to investment in the Common Shares and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below.

This summary does not purport to address all United States federal income tax consequences that may be relevant to a particular investor and each investor is urged to consult its own tax advisor regarding its specific tax situation.  The summary applies only to holders who hold Common Shares as “capital assets” (generally, property held for investment) under the Code, and does not address the tax consequences that may be relevant to investors in special tax situations including, for example:

•                                          insurance companies;

•                                          regulated investment companies and real estate investment trusts;

•                                          tax exempt organizations;

•                                          broker dealers:

•                                          traders in securities that elect to mark to market;

•                                          banks or other financial institutions;

•                                          investors whose functional currency is not the US dollar;

•                                          United States expatriates;

•                                          investors that hold the Common Shares as part of a hedge, straddle or conversion transaction;

•                                          holders that purchase or otherwise acquire Common Shares other than through this Offering; or

•                                          holders that own, directly, indirectly, or constructively 10.0% or more of the Corporation’s total combined voting stock.

Further, this summary does not address the alternative minimum tax consequences of an investment in Common Shares or the indirect consequences to holders of equity interests in entities that own the Common Shares.  In addition, this summary does not address the state, local and foreign tax consequences of an investment in the Common Shares.  Each investor should consult its own tax advisor regarding the United States federal, state, local and foreign and other tax consequences of purchasing, owning, and disposing of the Common Shares in its particular circumstances.

An investor is a “United States holder” if it is a beneficial owner of Common Shares and is for United States federal income tax purposes:

•                                          an individual citizen or resident of the United States;

•                                          a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•                                          an estate, the income of which is subject to United States federal income tax regardless of its source; or

•                                          a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has made a valid election to be treated as a United States person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Common Shares should consult their own tax advisors.

Dividends on Common Shares

Dividends paid by the Corporation to a United States holder with respect to Common Shares (including amounts withheld in respect of any Canadian withholding taxes) generally will be taxable to such United States holder as ordinary dividend income when such United States holder receives the dividend, actually or constructively, to the extent paid out of the Corporation’s current or accumulated earnings and profits (as determined for United States federal income tax purposes).  If these dividends constitute qualified dividend income (“QDI”), non-corporate United States holders, including individuals, of the Common Shares will generally pay tax on such dividends received at a maximum rate of 20%, provided certain holding period requirements and other conditions are satisfied. Assuming the Corporation is not and does not become a passive foreign investment company (as discussed below), dividends paid by the Corporation will be QDI if the Corporation is a qualified foreign corporation (“QFC”) at the time the dividends are paid.  The Corporation believes that it is currently, and will continue to be, a QFC so as to allow all dividends paid by it to be QDI for United States federal income tax purposes.  Dividends in excess of the Corporation’s current and accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such United States holder’s tax basis in the Common Shares.  Any dividends in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the United States holder held the Common Shares for more than one year. Dividends paid by the Corporation generally will not be eligible for the dividends-received deduction available to certain United States corporate shareholders.

Subject to certain limitations, a United States holder may be entitled to a credit or deduction against its United States federal income taxes for the amount of any Canadian taxes that are withheld from dividend distributions made to such United States holder.  The decision to claim either a credit or deduction must be made annually and will apply to all foreign taxes paid by the United States holder to any foreign country or United States possession with respect to the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  Dividends received with respect to the Common Shares will be treated as foreign source income and generally will constitute “passive category income” or “general category income” for United States foreign tax credit limitation purposes.  The rules regarding the availability of foreign tax credits are complex and United States holders may be subject to various limitations on the amount of foreign tax credits that are available.  The Corporation therefore urges prospective purchasers to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

The amount of any cash dividend paid in Canadian dollars will equal the US dollar value of the dividend, calculated by reference to the exchange rate in effect at the time the dividend is includable in income by the United States holder, regardless of whether the payment is in fact converted to US dollars at that time.  Generally, a United States holder should not recognize any foreign currency gain or loss if such Canadian dollars are converted into US dollars on the date includable in income.  If the Canadian dollars are not converted into US dollars on the date includable in income, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Canadian dollars.  Such foreign currency gain or loss, if any, will be United States source ordinary income or loss.

Sale, Exchange or Other Disposition of Common Shares

A United States holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of the Common Shares measured by the difference between the amount received and the United States holder’s tax basis in the Common Shares.  Any gain or loss will be long-term capital gain or loss if the Common Shares have been held for more than one year and will generally be United States source gain or loss.  Long-term capital gains of non-corporate United States holders, including individuals, will be eligible for reduced tax rates, at a maximum of 20%.  A holder’s ability to deduct capital losses is subject to limitations.

For cash-basis United States holders who receive foreign currency in connection with a sale, exchange or other disposition of Common Shares, the amount realized will be based upon the United States dollar value of the foreign currency received with respect to such Common Shares as determined on the settlement date of such sale, exchange or other disposition.  Accrual-basis United States holders may elect the same treatment required of cash-basis taxpayers with respect to a sale, exchange or other disposition of Common Shares, provided that the election is applied consistently from year to year.  Such election cannot be changed without the consent of the IRS.  Accrual-basis United States holders that do not elect to be treated as cash-basis taxpayers (pursuant to the Treasury Regulations applicable to foreign currency transactions) for this purpose may have a foreign currency gain or loss for United States federal income tax purposes because of differences between the United States dollar value of the foreign currency received prevailing on the date of such sale, exchange or other disposition and the value prevailing on the date of payment.  Any such currency gain or loss will generally be treated as ordinary income or loss that is United States source, in addition to the gain or loss, if any, recognized on the sale, exchange or other disposition of Common Shares.

Additional Medicare Tax on Net Investment Income

An additional 3.8% tax is imposed on the “net investment income” of certain U.S. citizens and resident aliens, and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally includes gross income from dividends and net gain from the disposition of property, such as our Common Shares, less certain deductions. You should consult your tax advisor with respect to this additional tax.

Passive Foreign Investment Company Rules

United States holders generally will be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described above if the Corporation is, or were to become, a passive foreign investment company (“PFIC”) for United States federal income tax purposes.  Although the determination of whether a corporation is a PFIC is made annually based on the facts and circumstances in existence at such time and consequently may be subject to change, the Corporation does not believe that the Corporation is, nor does the Corporation expect to become, a PFIC for United States federal income tax purposes.  However, the matter is not free from doubt. The Corporation urges holders to consult their own tax advisors regarding the adverse tax consequences of owning the Common Shares were it to be or become a PFIC and making certain elections designed to lessen those adverse consequences.

Backup Withholding and Information Reporting

In general, dividends on Common Shares, and payments of the proceeds of a sale, exchange or other disposition of Common Shares, paid to a United States holder within the United States or through certain United States-related financial intermediaries, are subject to information reporting and may be subject to backup withholding at a rate currently equal to 28% unless the holder is a corporation or other exempt recipient, or provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

Backup withholding is not an additional tax.  A holder generally will be allowed a credit of the amount of any backup withholding against its United States federal income tax liability or may obtain a refund of any amounts withheld under the backup withholding rules that exceed the holder’s income tax liability by timely filing a refund claim with the IRS.

ELIGIBILITY FOR INVESTMENT

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Norton Rose Fulbright Canada LLP, counsel to the Underwriters, subject to the provisions of any particular plan, the Common Shares offered hereby if issued on the date hereof, would be, as of the date hereof, qualified investments under the Tax Act and the Regulations for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered education savings plan, a registered disability savings plan, a deferred profit sharing plan, or a tax free savings account (“TFSA”).

Notwithstanding that the Common Shares may be qualified investments for a trust governed by an RRSP, RRIF or a TFSA, the annuitant under an RRSP or RRIF or the holder of a TFSA may be subject to a penalty tax if such Common Shares are “prohibited investments” for the RRSP, RRIF or TFSA within the meaning of the Tax Act. The Common Shares will generally not be a “prohibited investment” provided that the annuitant under the RRSP or RRIF or the holder of the TFSA, as the case may be, deals at arm’s length with the Corporation for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act) in the Corporation.

Prospective investors who intend to hold Common Shares in their TFSA, RRSP or RRIF are urged to consult their own tax advisors regarding their particular circumstances.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta and by Mayer Brown LLP, Chicago, Illinois. The statements under “Certain Income Tax Considerations - Certain Canadian Federal Income Tax Considerations” are set forth herein in reliance upon the opinion of Blake, Cassels & Graydon LLP and the opinion of Norton Rose Fulbright Canada LLP. The statements under “Certain Income Tax Considerations - Certain United States Federal Income Tax Considerations” are set forth herein in reliance upon the opinion of Mayer Brown LLP. As to matters of Canadian law, Mayer Brown LLP will rely upon the opinion of Blake, Cassels & Graydon LLP. In addition, certain legal matters relating to Canadian law in connection with the Offering will be passed upon for the Underwriters by Norton Rose Fulbright Canada LLP, Calgary, Alberta and certain legal matters relating to U.S. law in connection with the Offering will be passed upon for the Underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP, Toronto, Ontario and New York, New York.

EXPERTS

The consolidated financial statements of the Corporation as at December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, Chartered Professional Accountants, incorporated by reference herein and in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

The consolidated and combined financial statements of Columbia as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, included in Schedule B to the Business Acquisition Report dated July 22, 2016 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Columbia’s initial public offering of limited partner interests of Columbia Pipeline Partners LP which was completed on February 11, 2015 and Columbia’s spin-off from NiSource Inc. on July 1, 2015). Such consolidated and combined financial statements have been so incorporated by reference herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INTERESTS OF EXPERTS

As at the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, the partners and associates of Norton Rose Fulbright Canada LLP, as a group, and the partners and associates of Mayer Brown LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation. In connection with the audit of the Corporation’s annual financial statements for the year ended December 31, 2015, KPMG LLP confirmed that they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Corporation under all relevant U.S. professional and regulatory standards.

Deloitte & Touche LLP, an independent registered public accounting firm, is independent with respect to Columbia within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”; consent of KPMG LLP; consent of Deloitte & Touche LLP; consent of Blake, Cassels & Graydon LLP; consent of Norton Rose Fulbright Canada LLP; consent of Mayer Brown LLP; and powers of attorney from directors and officers of the Corporation.

PART II

INFORMATION NOT REQUIRED TO BE

DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Certain Persons

Section 124 of the Canada Business Corporations Act (“CBCA”) and Section 6 of By-Law No. 1 of TransCanada Corporation (“TransCanada” or the “Registrant”) provide for the indemnification of directors and officers of TransCanada.  Under these provisions, TransCanada shall indemnify a director or officer of TransCanada, a former director or officer, and may indemnify an individual who acts or acted at TransCanada’s request as a director or officer or an individual acting in a similar capacity, of another entity, (collectively, an “Indemnified Person”) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the Indemnified Person in respect of any civil, criminal, administrative, investigative or other proceeding (other than in respect to an action by or on behalf of TransCanada to procure a judgment in its favor) in which the individual is involved because of that association with TransCanada or other entity, if the Indemnified Person fulfills the following two conditions: (a) he or she acted honestly and in good faith with a view to the best interests of TransCanada, or, as the case may be, to the best interests of such other entity for which the individual acted as director or officer or in a similar capacity at TransCanada’s request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.  In respect of an action by or on behalf of TransCanada or such other entity to procure a judgment in its favor, TransCanada, with the approval of a court (as such term is defined in the CBCA), may indemnify an Indemnified Person against all costs, charges and expenses reasonably incurred by him or her in connection with such action if he or she fulfills the conditions set out in clauses (a) and (b) of the previous sentence. Notwithstanding the foregoing, an Indemnified Person is entitled to indemnification from TransCanada in respect of all costs, charges and expenses reasonably incurred by him or her in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which he or she is made a party by reason of his or her association with TransCanada or such other entity if he or she fulfills the conditions in clauses (a) and (b) of this paragraph and was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done.

Insofar as indemnification for liabilities arising under the United States Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

TransCanada maintains directors’ and officers’ liability insurance with policy limits of U.S. $200,000,000 in the aggregate, subject to a deductible in respect of corporate reimbursement of U.S.$5,000,000 for each loss and a separate policy with a limit of U.S.$50,000,000 for non-indemnifiable losses only. Generally, under this insurance TransCanada is reimbursed for payments in excess of the deductible made under corporate indemnity provisions on behalf of its directors and officers, and individual directors and officers (or their heirs and legal representatives) are covered for losses arising during the performance of their duties for which they are not indemnified by TransCanada. Noteworthy exclusions from coverage are: claims arising from illegal acts, those acts which result in illegal personal profit, violation of any fiduciary duty under the United States of America Employee Retirement Income Security Act of 1974, pollution damage (except for resultant shareholder actions), bodily injury, property damage or engineering professional services and claims brought by a director or officer against another director or officer or by TransCanada against a director or officer except for shareholder derivative actions not assisted in by a director or officer of TransCanada.

The foregoing is a description of the provisions of Section 124 of the CBCA and Section 6 of TransCanada’s By-Law No. 1 regarding indemnification of directors and officers of TransCanada and TransCanada’s directors’ and officers’ liability insurance in effect as of November 1, 2016.

Additionally, directors and officers of TransCanada are party to indemnity agreements with TransCanada pursuant to which TransCanada has agreed to indemnify such directors and officers from liability arising in connection with the performance of their duties. Such indemnity agreements conform with the provisions of the CBCA.

EXHIBITS

Exhibit Number	Description

4.1

Audited comparative consolidated financial statements of TransCanada as at December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015, the notes thereto, and the auditors’ report thereon (included as part of the Form 40-F filed with the Securities and Exchange Commission on February 11, 2016 and incorporated by reference herein).

4.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations of TransCanada as at and for the year ended December 31, 2015 (included as part of the Form 40-F filed with the Securities and Exchange Commission on February 11, 2016 and incorporated by reference herein).

4.3

Annual Information Form of TransCanada for the year ended December 31, 2015, dated February 10, 2016 (included as part of the Form 40-F filed with the Securities and Exchange Commission on February 11, 2016 and incorporated by reference herein).

4.4

Consolidated comparative interim unaudited financial statements of TransCanada as at September 30, 2016 and for the three and nine-month periods ended September 30, 2016 and 2015, and the notes thereto (filed with the Securities and Exchange Commission as part of a Form 6-K report on November 1, 2016 and incorporated by reference herein).

4.5

Management’s Discussion and Analysis of Financial Condition and Results of Operations of TransCanada as at and for the three and nine-month periods September 30, 2016 (filed with the Securities and Exchange Commission as part of a Form 6-K on November 1, 2016 and incorporated by reference herein).

4.6	Material change report dated March 18, 2016 (filed with the Securities and Exchange Commission as part of a Form 6-K on March 21, 2016 and incorporated herein by reference).

4.7	Business acquisition report dated July 22, 2016 (filed with the Securities and Exchange Commission as part of a Form 6-K on July 25, 2016 and incorporated herein by reference).

4.8	Management Information circular dated March 2, 2015 (filed with the Securities and Exchange Commission as part of a Form 6-K report on March 23, 2015, and incorporated herein by reference).

4.9	Management Information circular dated February 23, 2016 (filed with the Securities and Exchange Commission as part of a Form 6-K report on March 14, 2016 and incorporated herein by reference.

**4.10	The ‘template version’ (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) of the term sheet for the offering.

**4.11	The ‘template version’ of the Investor Presentation.

*4.12	Underwriting Agreement, among TransCanada Corporation and the Underwriters named therein.

*5.1	Consent of KPMG LLP.

*5.2	Consent of Deloitte & Touche LLP.

*5.3	Consent of Blake, Cassels & Graydon LLP.

*5.4	Consent of Norton Rose Fulbright Canada LLP.

*5.5	Consent of Mayer Brown LLP.

6.1	Power of attorney (included in Part III of the initial Registration Statement).

*                 Filed herewith.

**          Previously filed.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.           Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

Item 2.           Consent to Service of Process

(a)                                 Concurrently with the filing of the initial Registration Statement, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)                                 Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

III-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Country of Canada, on the 9th day of November, 2016.

TRANSCANADA CORPORATION

By:	/s/ Russell K. Girling
	Name:	Russell K. Girling
	Title:	President and Chief Executive Officer

III-2

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	Director, President and Chief Executive	November 9, 2016
Russell K. Girling	Officer (Principal Executive Officer)

*	Executive Vice-President, Corporate Development and Chief Financial Officer	November 9, 2016
Donald R. Marchand	(Principal Financial Officer)

*	Vice-President and Controller	November 9, 2016
G. Glenn Menuz	(Principal Accounting Officer)

*	Director, Chair	November 9, 2016
S. Barry Jackson

*	Director	November 9, 2016
Kevin E. Benson

*	Director	November 9, 2016
Derek H. Burney

*	Director	November 9, 2016
John E. Lowe

*	Director	November 9, 2016
Paula Rosput Reynolds

*	Director	November 9, 2016
John Richels

*	Director	November 9, 2016
Mary Pat Salomone

III-3

Signature	Title	Date
*	Director	November 9, 2016
Indira V. Samarasekera

*	Director	November 9, 2016
D. Michael G. Stewart

*	Director	November 9, 2016
Siim A. Vanaselja

*	Director	November 9, 2016
Richard E. Waugh

*	By:	/s/ Christine R. Johnston
	Name:	Christine R. Johnston
	Title:	Attorney-in-fact

III-4

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this amendment to the Registration Statement, solely in the capacity of the duly authorized representative of TransCanada Corporation in the United States, on November 9, 2016 in Calgary, Alberta, Canada.

TRANSCANADA PIPELINE USA LTD.

By:	/s/ Christine R. Johnston
	Name:	Christine R. Johnston
	Title:	Vice-President and Assistant Secretary

III-5

EXHIBITS

Exhibit Number	Description

4.1

Audited comparative consolidated financial statements of TransCanada as at December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015, the notes thereto, and the auditors’ report thereon (included as part of the Form 40-F filed with the Securities and Exchange Commission on February 11, 2016 and incorporated by reference herein).

4.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations of TransCanada as at and for the year ended December 31, 2015 (included as part of the Form 40-F filed with the Securities and Exchange Commission on February 11, 2016 and incorporated by reference herein).

4.3

Annual Information Form of TransCanada for the year ended December 31, 2015, dated February 10, 2016 (included as part of the Form 40-F filed with the Securities and Exchange Commission on February 11, 2016 and incorporated by reference herein).

4.4

Consolidated comparative interim unaudited financial statements of TransCanada as at September 30, 2016 and for the three and nine-month periods ended September 30, 2016 and 2015, and the notes thereto (filed with the Securities and Exchange Commission as part of a Form 6-K report on November 1, 2016 and incorporated by reference herein).

4.5

Management’s Discussion and Analysis of Financial Condition and Results of Operations of TransCanada as at and for the three and nine-month periods September 30, 2016 (filed with the Securities and Exchange Commission as part of a Form 6-K on November 1, 2016 and incorporated by reference herein).

4.6	Material change report dated March 18, 2016 (filed with the Securities and Exchange Commission as part of a Form 6-K on March 21, 2016 and incorporated herein by reference).

4.7	Business acquisition report dated July 22, 2016 (filed with the Securities and Exchange Commission as part of a Form 6-K on July 25, 2016 and incorporated herein by reference).

4.8	Management Information circular dated March 2, 2015 (filed with the Securities and Exchange Commission as part of a Form 6-K report on March 23, 2015, and incorporated herein by reference).

4.9	Management Information circular dated February 23, 2016 (filed with the Securities and Exchange Commission as part of a Form 6-K report on March 14, 2016 and incorporated herein by reference.

**4.10	The ‘template version’ (as such term is defined in National Instrument 41-10 – General Prospectus Requirements) of the term sheet for the offering.

**4.11	The ‘template version’ of the Investor Presentation.

*4.12	Underwriting Agreement, among TransCanada Corporation and the Underwriters named therein.

*5.1	Consent of KPMG LLP.

*5.2	Consent of Deloitte & Touche LLP.

*5.3	Consent of Blake, Cassels & Graydon LLP.

*5.4	Consent of Norton Rose Fulbright Canada LLP.

*5.5	Consent of Mayer Brown LLP.

6.1	Power of attorney (included in Part III of the initial Registration Statement).

*                 Filed herewith.

**          Previously filed.